UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 1-1520
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenCorp Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, CA 95742

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008
and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the GenCorp Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Sacramento, California
May 28, 2010

GenCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments, at fair value (Notes 3 and 4)	$320,372,499	$254,085,892

Receivables:
Company contributions (Note 1)	99	110,617
Participant contributions	592,219	260,445

Total receivables	592,318	371,062

Total Assets	320,964,817	254,456,954
Liabilities
Administrative expenses payable	39,159	—

Net assets available for benefits at fair value	320,925,658	254,456,954
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	751,938	2,442,800

Net assets available for benefits	$321,677,596	$256,899,754

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009

Additions
Contributions:
Participant	$19,451,699
Company (Note 1)	1,235,499
Rollovers	514,836

Total contributions	21,202,034

Investment income:
Dividend income	3,650,148
Interest income	465,097
Net appreciation in fair value of investments (Note 3)	59,725,213

Total investment income	63,840,458

Total additions	85,042,492

Deductions
Benefits paid directly to participants	19,962,013
Administrative expenses (Note 1)	302,637

Total deductions	20,264,650

Net increase during the year	64,777,842
Net assets available for benefits
Beginning of year	256,899,754

End of year	$321,677,596

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the GenCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
GenCorp Inc. (the “Company” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”), as amended.
Contributions
Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”). Participants may direct employee contributions to any of the Plan’s investment alternatives except for GenCorp Stock Fund. The Company made matching contributions in GenCorp Inc. common stock equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed and the Company matching contributions were directed to the GenCorp Stock Fund. Effective January 15, 2009, for non-union employees, the Company discontinued the matching contributions to the Plan. Effective March 15, 2009, exchanges into the GenCorp Stock Fund were no longer permitted. Effective April 15, 2009, all contribution investment elections directed into the GenCorp Stock Fund were redirected to other investment options and the Company’s union employee matching contributions were made in cash and invested according to Plan participants’ investment elections in effect at the time of contribution. Plan participants may elect to direct matching contributions to any of the Plan’s investment alternatives except for GenCorp Stock Fund. All participants may also contribute to the Plan amounts representing distributions from other qualified plans.
Effective the first full payroll commencing in July 2010, for non-union employees, the Company matching contributions will be reinstated in cash at the same level in effect prior to January 15, 2009 and invested according to Plan participants’ investment elections in effect at the time of contribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and net earnings or losses associated with participants’ investment elections. Each participant’s account is also charged with an allocation of administrative expenses. Allocations are based on participant account balances in proportion to all participants account balances.
Forfeited Accounts
Forfeited balances are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. There were no material unallocated forfeited balances as of December 31, 2009 and 2008.
Vesting
A participant’s interest in rollover contributions, if any, and employee contributions that a participant has made are vested and not subject to forfeiture. A participant’s interest in the matching contributions made by the Company is vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

Participant Loans
Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Eligible participants may have two loans outstanding at any given time. Account balances attributable to the Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid through payroll deductions. Participants who leave the Plan have 90 days to repay outstanding loan balances. After 90 days, the loan is treated as a distribution from the Plan and may have tax consequences.
In-Service Withdrawals
For the Company matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares. In-service withdrawals are not allowed for Company matching contributions made after December 31, 2003.
Payment of Benefits
Distribution of the pre-tax value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59 1/2, termination of employment, financial hardship, or death.
Administrative Expenses
Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participant accounts based upon account balances. The administration fees billed by Fidelity Investments (“Fidelity”), the Plan’s Trustee, are deducted from the Trust and allocated to participant accounts based upon account balances. All other expenses relating to participant transactions are deducted from those participant accounts as transactions occur.
New Accounting Pronouncements
As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.
As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common/collective trusts (“CCTs”) (see Note 4).
In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after

December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, it will not have an impact on the Plan’s financial statements.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (see Note 4).
The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the year are as follows:

	December 31,
	2009	2008

Fidelity Managed Income Portfolio II*	$60,127,012	$62,196,255
Fidelity US Equity Index Pool	43,373,026	35,852,506
GenCorp Inc. common stock	32,494,588	18,677,954
Fidelity Diversified International	25,110,430	18,257,857
Fidelity Growth Company	19,868,298	13,048,470
Fidelity Retirement Money Market Fund	19,761,406	23,762,329
Fidelity Low Priced Stock	17,697,913	—

*	The Fidelity Managed Income Portfolio II, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan’s investment. The fair value of Plan’s investment in the fund was $59,380,945 and $59,770,737 at December 31, 2009 and 2008, respectively.

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Net appreciation
in fair value
of investments
Common/collective trusts	$9,201,045
Registered investment companies	32,696,031
Common stocks	605,234
GenCorp Inc. common stock	17,222,903

$59,725,213

4. Fair Value
The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Registered investment companies
The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.
Common/collective trusts
CCTs are composed of a non-benefit-responsive investment fund (Fidelity US Equity Index Pool) and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.
Government bond
The government bonds held in participant-directed brokerage accounts are valued at bid evaluations which are estimated prices calculated using observable and market-based data and are classified as Level 2 investments.
Common stocks
GenCorp Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Money market funds
Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Participant loans
Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.
As of December 31, 2009 and 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
Assets
Registered investment companies	$151,314,422	$—	$—
Common/collective trusts	—	103,069,700	—
Common stocks	35,670,044	—	—
Government bond	—	9,999	—
Money market funds	22,867,925	—	—
Participant loans	—	—	7,440,409

Total Assets	$209,852,391	$103,079,699	$7,440,409

December 31, 2008
Assets
Registered investment companies	$104,795,557	$—	$—
Common/collective trusts	—	95,943,626	—
Common stocks	20,244,356	—	—
Money market funds	26,120,434	—	—
Participant loans	—	—	6,981,919

Total Assets	$151,160,347	$95,943,626	$6,981,919

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

Participant Loans
Balance at December 31, 2008	$6,981,919
Issuances	3,837,707
Loan Repayment	(2,892,312)
Loan Default	(486,905)

Balance at December 31, 2009	$7,440,409

5. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated January 12, 2004, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.

7. Related Party Transactions
GenCorp Inc. Common Stock
Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2009, the Plan made purchases of $2.2 million and sales of $5.7 million of GenCorp Inc. common stock (see Note 8). At December 31, 2009 and 2008, the Plan held 4,642,084 and 5,075,531 shares of GenCorp Inc. common stock, respectively, representing 10% and 7%, respectively, of the total net assets of the Plan.
Mutual Funds Managed by Fidelity Investments
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the net asset values of shares of mutual funds held by the Plan. The funds’ operating expense ratios ranged from 0.10% to 1.01% based on the funds’ most recent prospectuses.
8. Issuance of Unregistered Shares
The Company inadvertently failed to register with the Securities and Exchange Commission (“SEC”) certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of GenCorp Inc. common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the GenCorp Stock Fund in the Plan. The Company intends to make a registered rescission offer to eligible plan participants. As of December 31, 2009, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving unregistered GenCorp Inc. common stock to be approximately $5.0 million, including $1.2 million of interest. The Plan has not recorded a receivable from the Company as its realization is not assured as of December 31, 2009.
9. Risks and Uncertainties
The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$321,677,596	$256,899,754
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(751,938)	(2,442,800)

Net assets available for benefits per the Form 5500	$320,925,658	$254,456,954

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2009

Total investment income per the financial statements	$63,840,458
Plus: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,690,862

Total investment income per the Form 5500	$65,531,320

Supplemental
Schedule

GenCorp Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**
December 31, 2009

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value

	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class I Shares	Registered investment company	$5,168,350
	American Beacon Lg Cap Value Inst CL	Registered investment company	8,918,185
	Wells Fargo Small Cap Value CL Z	Registered investment company	4,224,126
	Goldman Sachs Mid Cap Value Fund Institutional Class	Registered investment company	1,175,260
	PIMCO Total Return Institutional Class	Registered investment company	2,643,855
*	Fidelity Equity Income	Registered investment company	473
*	Fidelity Growth Company	Registered investment company	19,868,298
*	Fidelity Investment Grade Bond	Registered investment company	12,600,071
*	Fidelity Low Priced Stock	Registered investment company	17,697,913
*	Fidelity Diversified International	Registered investment company	25,110,430
*	Fidelity Mid-Cap Stock Fund	Registered investment company	15,376,703
*	Fidelity Freedom Income	Registered investment company	9,666,642
*	Fidelity Freedom 2000	Registered investment company	822,179
*	Fidelity Freedom 2010	Registered investment company	4,854,513
*	Fidelity Freedom 2020	Registered investment company	12,514,328
*	Fidelity Freedom 2030	Registered investment company	6,004,850
*	Fidelity Freedom 2040	Registered investment company	2,229,713
*	Fidelity Freedom 2050	Registered investment company	288,150
	Fully benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio	Common/collective trust fund	315,729
*	Fidelity Managed Income Portfolio II	Common/collective trust fund	59,380,945
	Non-benefit-responsive investment fund
*	Fidelity US Equity Index Pool	Common/collective trust fund	43,373,026
*	Fidelity Retirement Money Market Fund	Money market fund	19,761,406
*	Fidelity Institutional Cash Portfolio	Money market fund	607,228
*	Northern Trust Company Collective Short Term Investment Fund	Money market fund	9,890
	Participant-directed brokerage accounts
	Brokerage Link	Various investments	7,825,239
*	Participant loans	Annual interest rates from 4.25% to 10.5% maturing through 2019	7,440,409
*	GenCorp Inc. common stock	Common Stock; 4,642,084 shares	32,494,588

	Total investments		$320,372,499

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN
Date: May 28, 2010	By	/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM